

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2018

Rouven Bergmann
Chief Financial Officer
Medidata Solutions, Inc.
350 Hudson Street
9th Floor
New York, NY 10014

       Re: Medidata Solutions, Inc.
             Form 10-K for the Year Ended December 21, 2017
             Filed February 28, 2018
             Form 10-Q for the Quarter Ended March 31, 2018
             Filed May 4, 2018
             File No. 001-34387

Dear Mr. Bergmann:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Information Technologies
                    and Services

cc: Randy Rasmussen